April 10, 2023

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE:    Skillz Inc.
    Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed November 7, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. (the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated March 27, 2023 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reformatted below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2021
Consolidated Financial Statements
Note 2, Summary of Significant Accounting Policies, Revenue Recognition, page 65

1.We note your response to prior comment 2. As it relates to the illustrative example in which both players use Bonus Cash to enter a competition, please clarify your statement that the revenue shared by Skillz and the game developer is earned from the Entry Fees from the losing player less the Prizes awarded to the winning player. Reconcile this with your statement and disclosures that the developer's revenue share is based on net cash deposits received from end users and end-user incentives are not paid for by game developers. Explain to us how this illustrative example would impact the developer revenue share formula, such as the formula you provided in your October 13, 2020 response to comment 28.

Response:

We respectfully advise the Staff that developer revenue share is calculated at the end of the month based on all activities for the month, and not on an individual transaction basis. Games almost always include entry fees paid for, at least in part, using cash deposits from end users. In addition, there generally are net cash deposits made by end users in any given month. We confirm that as described in our October 13, 2020 response to comment 28, developers earn revenue share from monthly system wide net cash deposits, calculated based on entry fees attributable to the developer’s games as a percentage of system wide entry fees for the month. Accordingly, while the transaction in the illustrative example did not involve “real cash” as the entry fees were paid for using Bonus Cash, it would increase the percentage of system wide entry fees attributable to the game developer, and as a result, the developer’s share of system wide net cash deposits for the month.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Our Financial Model, page 31

2.In your response to prior comment 4 you state that you can track the amount of Bonus Cash in "prior winnings" and that the remainder of the prior winnings represents Cash, which includes cash from cash deposits and Bonus Cash won from another user that has become “real cash.” Please explain how you determine the amount of cash included in "prior winnings" or clarify whether you back into both the amount of cash deposits and Bonus Cash won from another user that has become real cash in determining the amount of "cash" included in prior winnings. In addition, describe how you track cash, including new deposits, cash paid entries returned to a winning player, and the cash prize in excess of the paid entry fee, for determining the amount of the player liability account.

Response:

We confirm for the Staff that we back into the total amount of both cash deposits and Bonus Cash won from another user that has become “real cash” in determining the amount of “cash” included in prior winnings. We track all end-users’ in-app activity via our data warehousing application. Our data warehousing application separately tracks: (1) net cash deposits from end-users, including new deposits and withdrawals, (2) entry fees paid, and (3) cash prizes awarded which include the cash paid entry fee returned to the winning player and the amount of cash prizes in excess of the entry fee paid by the winning player. These activities that involve “real cash” determine the player liability balance for each end-user account.

As noted in our Annual Report on Form 10-K, filed on March 31, 2023, we identified an error in the end-user liability balance resulting from a design deficiency in our reconciliation process. The reconciliation process failed to identify duplicative journal entries which were incorrectly reducing the end-user liability balance in the general ledger. The error was not the result of our data warehousing application incorrectly tracking end-users’ in-app activity, which is the source of the “real cash” and Bonus Cash balances that end-users see in their individual accounts.

3. In your February 10, 2023 response to comment 3 you define the "cash deposits" component of GMV as "currency deposits into the end-user’s Skillz account during the respective period." Please describe in detail how cash from cash deposits included in prior winnings differs from the cash deposits component of GMV. To the extent that the cash deposits component of GMV in the table provided in your response does not represent the total amount of new cash deposits made during the period, regardless of whether a player wins or loses a competition, please revise your disclosure to clarify as such.

Response:

We confirm that the cash deposits component of GMV represents the total amount of new cash deposits made by end-users during the respective period. Cash from cash deposits included in prior winnings represents cash returned to users in the form of prizes that were used to pay for entry fees within the respective period.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (416) 270-0735.

Sincerely,

/s/ Alvin Lobo
Alvin Lobo
Chief Financial Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP